S.T.Dupont
PARIS

92 BOULEVARD DU MONTPARNASSE 75685 PARIS CEDEX 14




03022386

**SECURITY AND EXCHANGE COMMISSION**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Paris, May 20, 2003



**RE :** **File N°. 82-4552 – S.T.Dupont S.A. – Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

Ladies and Gentlemen,

Please find enclosed herewith information regarding S.T.Dupont S.A. (the "Company") required by subparagraph b(1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") to maintain the Company's exemption from the requirements of Section 12(g) of the Act.

The following is a list of information the Company considers material pursuant to paragraphs (b)(1)(i) and (b)(3) of the Rule that it has made public pursuant to the laws of France; (ii) has filed with the stockexchange on which its securities are traded (the Paris Bourse); or (iii) has distributed to its shareholders since its most recent submission. English language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of the Rule, are included as indicated:

* Materiel press release, related to Fourth Quarter Sales for 2002/2003, published by the Company on the following date: 13.05.03.

As stated in paragraph (5) of the Rule, the information and document provided herewith pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subjects to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Act.

If you have any question regarding this submission, please contact the undersigned at the Company at (33-1) 01.53.91.33.11 (telephone) or (33-1) 01.53.91.30.83 (facsimile).



Very truly yours,

Catherine PY-LEDUCQ
Financial Director

Encl.

S.T. Dupont PARIS

File N°. 82-4552

May 13, 2003

## SALES FOR THE YEAR ENDED MARCH 31, 2003

### ■ SALES BY GEOGRAPHIC REGION

➲ Excluding currency effects, sales of products held firm, edging up 0.6%

| *€ millions* *Excluding exchange rate effect* | Sales, 4th quarter 2002/2003 | Sales, 4th quarter 2001/2002 | % change | Sales, 12 months to March 31, 2003 | Sales, 12 months to March 31, 2002 | % change |
|---|---|---|---|---|---|---|
| Europe (including France) | 8.2 | 9.2 | *(11.7)* | 36.0 | 38.3 | *(5.9)* |
| Asia (including Japan) | 13.0 | 11.6 | *12.9* | 42.2 | 39.6 | 6.6 |
| Americas | 1.1 | 1.3 | *(15.8)* | 3.9 | 3.9 | *(0.3)* |
| Other | 1.2 | 1.6 | *(28.0)* | 4.4 | 4.2 | *4.2* |
| **Sales of products** | **23.5** | **23.7** | ***(1.1)*** | **86.5** | **86.0** | ***0.6*** |
| Royalties | 0.9 | 1.2 | *(26.7)* | 4.6 | 5.2 | *(11.1)* |
| **Net Group sales** | **24.3** | **24.9** | ***(2.3)*** | **91.1** | **91.1** | ***(0.1)*** |

The Group's performance in the 2002-2003 financial year was in line with its most recent estimates. These sales figures, achieved against the backdrop of extremely challenging business conditions, demonstrate S.T. Dupont's improved sales mix, and testify to the validity of the Group's strategy. Total sales came in on a par with the year-earlier figure thanks to a strong fourth quarter in all of the major South-East Asian markets, as well as excellent results in Japan. However, as forecast, fourth-quarter growth in the Hong Kong and Chinese markets could not fully offset volumes lost previously when the Group reorganized its distribution operations in China.

➲ Including currency effects, sales were hit by the US dollar/Euro and Yen/Euro exchange rates.

| *€ millions* *Including exchange rate effect* | Sales, 4th quarter 2002/2003 | Sales, 4th quarter 2001/2002 | % change | Sales, 12 months to March 31, 2003 | Sales, 12 months to March 31, 2002 | % change |
|---|---|---|---|---|---|---|
| Europe (including France) | 8.2 | 9.2 | *(11.9)* | 36.0 | 38.3 | *(5.8)* |
| Asia (including Japan) | 11.4 | 11.6 | *(0.8)* | 38.3 | 39.6 | *(3.2)* |
| Americas | 0.9 | 1.3 | *(31.4)* | 3.5 | 3.9 | *(10.2)* |
| Other | 1.2 | 1.6 | *(28.0)* | 4.4 | 4.2 | *(4.2)* |
| **Sales of products** | **21.7** | **23.7** | ***(8.7)*** | **82.2** | **86.0** | ***(4.3)*** |
| Royalties | 0.8 | 1.2 | *(30.9)* | 4.3 | 5.2 | *(16.3)* |
| **Net Group sales** | **22.5** | **24.9** | ***(9.8)*** | **86.6** | **91.1** | ***(5.0)*** |

Group sales in **Europe** were hit by a slow but steady deterioration in the economic climate in the region, with volumes in the fourth quarter particularly affected in France, Germany and Spain. On the other hand, very satisfactory growth was achieved in Eastern Europe and Italy.

Sales growth in **Asia** came in at 6.6% excluding currency effects, affirming the appeal and strength of the S.T. Dupont brand in that region.
On a like-for-like basis, sales were strong in the Japanese market, up 14.6% on a year earlier; retail operations in Taiwan reported 30,9% growth; new Duty Free outlets were opened; and in Hong Kong and China, sales got back on the growth track in the fourth quarter, as forecast, surging 19%. Excluding currency effects, sales of the subsidiaries operating in the latter two countries were up 26.2% for the full year in retail operations, while wholesale business eased back 6.8%.

In the **Americas**, the growth achieved in the United States was totally offset by the impact of weak economies in South America. Sales in the United States were up 20.7% excluding currency effects.

In the **other regions**, overall growth totaled 4.4%, despite a prevailing element of uncertainty in the Middle East, which had a 28% negative impact on fourth-quarter sales.

## ■ SALES BY PRODUCT LINE: ACCESSORIES REAP THE BENEFITS OF THE NEW MANUFACTURING POLICY

➲ Excluding currency effects

| *€ millions*<br>*Excluding exchange rate effect* | **Sales, 4th quarter 2002/2003** | **Sales, 4th quarter 2001/2002** | **% change** | **Sales, 12 months to March 31, 2003** | **Sales, 12 months to March 31, 2002** | **% change** |
|---|---|---|---|---|---|---|
| Lighters and pens | 13.7 | 14.4 | (5.5) | 52.9 | 52.5 | 0.8 |
| Leather goods and other products | 9.8 | 9.3 | 5.8 | 33.5 | 33.4 | 0.2 |
| **Net sales of products** | 23.5 | 23.7 | (1.1) | **86.4** | **85.9** | **0.6** |

➲ Including currency effects

| *€ millions*<br>*Including exchange rate effect* | **Sales, 4th quarter 2002/2003** | **Sales, 4th quarter 2001/2002** | **% change** | **Sales, 12 months to March 31, 2003** | **Sales, 12 months to March 31, 2002** | **% change** |
|---|---|---|---|---|---|---|
| Lighters and pens | 12.7 | 14.4 | (12.3) | 50.5 | 52.5 | (3.7) |
| Leather goods and other products | 9.0 | 9.3 | (3.1) | 31.6 | 33.5 | (5.3) |
| **Net sales of products** | 21.7 | 23.7 | (8.7) | 82.2 | 85.9 | (4.3) |

S.T.Dupont PARIS

**File N°. 82-4552**

**Sales of lighters and pens** were on a par with the year-earlier figure in terms of volume. Market share gains were recorded, once again confirming the Group's leadership position. Special corporate orders also increased, particularly for writing instruments. Sales held firm without any major new product launches, while limited editions and the Mini Olympio pen met with particular success, especially in Europe. The Group also continued to successfully extend its presence in department stores during the year.

In **leather goods, watches, accessories and ready-to-wear**, no major new products were launched during the financial year but certain ranges were extended such as the addition of new functions in the Géométrie leather line. The two major highlights of the year were the strong performance achieved by ready-to-wear products which will be further boosted in 2003/2004, and the sales growth achieved in the "Accessories" line. "Watches" sales were particularly hard hit, especially as year-on-year comparisons were affected by the new product launches in 2001-2002. In 2002-2003, S.T.Dupont decided to take back the direct manufacturing of certain product ranges in order to develop coordinated lines and to facilitate the promotion of S.T. Dupont as a global lifestyle brand. This move strengthened the brand's attractiveness to resellers and was the driver behind the sustained growth in accessories sales during the financial year.

## ■ ROYALTIES

2002-2003 was a transition year in terms of royalties, due to the reorganization of the Group's Chinese distribution networks and the termination of the ready-to-wear license in Japan.

## ■ OUTLOOK

Despite current sales levels, because of currency effects, sustained capital expenditure on brand development and exceptional expenses, the Group confirms 2002/2003 will result in a substantial loss.


| | | | | |
|---|---|---|---|---|
| Analysts contact | : | Catherine Py-Leducq<br>+ 33-1 53.91.33.11 | or | Virginie Radice<br>+ 33-1 53.91.30.37 |
| Press contact | : | Thierry Micheels<br>+ 33-1 41.34.40.47 | | |


**CHANGE IN THE FINANCIAL CALENDAR**

Please note that the analysts' meeting
initially scheduled for June 4 has been postponed to June 5, at 5 p.m.